Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Allen & Company LLC

711 Fifth Avenue

New York, New York 10022

June 11, 2024

VIA EDGAR

Re:	Tempus AI, Inc. Acceleration Request for Registration Statement on Form S-1 Registration File No. 333-279558

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Kyle Wiley, Robert Littlepage, Claire DeLabar

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Tempus AI, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m. Eastern Time on June 13, 2024, or as soon thereafter as practicable, or at such other time thereafter as the Company or its outside counsel, Cooley LLP, may request by telephone to the staff of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

Each of the undersigned, each a representative of the several underwriters, advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
J.P. MORGAN SECURITIES LLC
ALLEN & COMPANY LLC

Acting severally on behalf of themselves and the several Underwriters

MORGAN STANLEY & CO. LLC

/s/ Eduardo I. Herdan
By: Eduardo I. Herdan
Title: Vice President

J.P. MORGAN SECURITIES LLC

/s/ Peter Castoro
By: Peter Castoro
Title: Executive Director

ALLEN & COMPANY LLC

/s/ Peter DiIorio
By: Peter DiIorio
Title: General Counsel